UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                       INTELLIGENT MOTOR CARS GROUP, INC.
                       ----------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   45 820 S200
                                   -----------
                                 (CUSIP Number)

                                 Daniel MacMullin
                         IFG Investments Services, Inc.
           Suite 5 Temple Bldg., Prince William & Main Street, Box 822
                  Charlestown, Federation of St. Kitts & Nevis
                             Telephone: 869-469-7041
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 14, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     IFG Investments Services, Inc.
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Nevis, Federation of St. Kitts & Nevis
--------------------------------------------------------------------------------

                    7.   Sole Voting Power:  1,206,150
Number of           ------------------------------------------------------------
Shares
Beneficially        8.   Shared Voting Power:
Owned by            ------------------------------------------------------------
Each
Reporting           9.   Sole Dispositive Power:
Person With         ------------------------------------------------------------

                    10.  Shared Dispositive Power:
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,206,150
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   8%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     CO

--------------------------------------------------------------------------------

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 14, 2004
---------------------------------------
Date


/s/ Daniel MacMullin
---------------------------------------
Signature


Daniel MacMullin / Director & President
---------------------------------------
Name/Title